# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Verano Holdings Corp., CIK 0001848416
CUSIP: 92339H101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 224 West Hill Street, Suite 400, Chicago, Illinois (IL), 60610
Date of event which requires filing of this statement: 01/08/2025
Amends the filing with accession number 0001641172-25-026013
Filed by CIK 0001935777
Persons authorized to receive notices and communications: George Archos, 224 West Hill Street,, Suite 400, Chicago, Illinois (IL), 60610, 312-265-0730

## Reporting persons
- Archos George Peter (CIK 0001935777): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 26,655,532; shared voting power 0; sole dispositive power 26,655,532; shared dispositive power 0; aggregate amount beneficially owned 26,655,532 (7.3% of the class)
  Comment: The aggregate amount of Common Stock of the Issuer ("Common Stock") owned by Mr. Archos includes 8,843 shares of Common Stock underlying stock options granted to Mr. Archos under the Verano Holdings Corp. Stock and Incentive Plan (the "Plan"), which are currently exercisable. The exercise price of the stock options is $34.30 Canadian dollars, which is US$24.10 as of January 2, 2026. The percentage is calculated based on an aggregate of 363,254,355 shares of Common Stock outstanding (consisting of (i) 363,245,512 shares of Common Stock outstanding as of January 2, 2026, plus (ii) 8,843 shares of Common Stock underlying exercisable stock options granted to Mr. Archos under the Plan).
- Archos Capital Group, LLC: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 4,420,790; shared voting power 0; sole dispositive power 4,420,790; shared dispositive power 0; aggregate amount beneficially owned 4,420,790 (1.2% of the class)
  Comment: The percentage is calculated based on 363,245,512 shares of Common Stock outstanding as of January 2, 2026.
- Copperstone Trust: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Illinois (IL); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 1,817,688; shared voting power 0; sole dispositive power 1,817,688; shared dispositive power 0; aggregate amount beneficially owned 1,817,688 (0.5% of the class)
  Comment: The percentage is calculated based on 363,245,512 shares of Common Stock outstanding as of January 2, 2026
- GP Management Group, LLC: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 5,733,816; shared voting power 0; sole dispositive power 5,733,816; shared dispositive power 0; aggregate amount beneficially owned 5,733,816 (1.6% of the class)
  Comment: The percentage is calculated based on 363,245,512 shares of Common Stock outstanding as of January 2, 2026

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Verano Holdings Corp.
Address of issuer's principal executive offices: 224 West Hill Street, Suite 400, Chicago, Illinois (IL), 60610
Comment: This Amendment No. 6 on Schedule 13D (this "Schedule 13D/A") amends the original Schedule 13D ("Original 13D") filed with the Securities and Exchange Commission (the "SEC") on July 6, 2022 by George Archos, Archos Capital Group, LLC, an Illinois limited liability company ("Archos Capital"), Copperstone Trust, an Illinois trust ("Copperstone"), GP Management Group, LLC, an Illinois limited liability company ("GP Management"), 3PLGK, LLC, an Illinois trust ("3PLGK"), and The George P. Archos Irrevocable Trust, an Illinois trust (the "Trust"), as previously amended and supplemented by (i) Amendment No. 1 to Schedule 13D filed with the SEC on May 1, 2023 by Mr. Archos, Archos Capital, Copperstone, GP Management, 3PLGK and the Trust, (ii) Amendment No. 2 to Schedule 13D filed with the SEC on September 18, 2023 by Mr. Archos, Archos Capital, Copperstone and GP Management, (iii) Amendment No. 3 to Schedule 13D filed with the SEC on December 29, 2023 by Mr. Archos, Archos Capital, Copperstone and GP Management, (iv) Amendment No. 4 to Schedule 13D ("Amendment No. 4") filed with the SEC on December 17, 2024 by Mr. Archos, Archos Capital, Copperstone and GP Management and (v) Amendment No. 5 to Schedule 13D filed with the SEC on August 29, 2025 by Mr. Archos, Archos Capital, Copperstone and GP Management (collectively, the "Prior Schedule"). Unless otherwise defined herein, capitalized terms used in this Schedule 13D/A have the meanings ascribed to them in the Prior Schedule. Unless amended or supplemented below, the information in the Prior Schedule remains unchanged. This Schedule 13D/A is being filed to disclose the release of liens on shares of Common Stock as described in Item 6 below.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction: N/A

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of January 8, 2026, (i) Mr. Archos may be deemed to beneficially own 26,655,532 shares of Common Stock, which represents approximately 7.3% of the outstanding shares of Common Stock (including 8,843 shares of Common Stock underlying stock options granted to Mr. Archos under the Plan, which are currently exercisable), (ii) Archos Capital may be deemed to beneficially own 4,420,790 shares of Common Stock, which represents approximately 1.2% of the outstanding shares of Common Stock, (iii) Copperstone may be deemed to beneficially own 1,817,688 shares of Common Stock, which represents approximately 0.5% of the outstanding shares of Common Stock, and (iv) GP Management may be deemed to beneficially own 5,733,816 shares of Common Stock, which represents approximately 1.6% of the outstanding shares of Common Stock. Such percentages are calculated based on (a) with respect to Mr. Archos, 363,254,355 shares of Common Stock outstanding (consisting of (i) 363,245,512 shares of Common Stock outstanding as of January 2, 2026, plus (ii) 8,843 shares of Common Stock underlying exercisable stock options granted to Mr. Archos under the Plan) and (b) with respect to the other Reporting Persons, an aggregate of 363,245,512 shares of Common Stock outstanding as of January 2, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The following sets forth the Reporting Persons' sole and shared voting and dispositive power of shares of Common Stock as of January 8, 2026: George Archos has sole voting and dispositive power over 26,655,532 shares of Common Stock. Mr. Archos controls the other Reporting Persons, and as such, the Common Stock owned by the Reporting Persons other than Mr. Archos are included in Mr. Archos' 26,655,532 shares of Common Stock. Archos Capital has sole voting and dispositive power over 4,420,790 shares of Common Stock. Copperstone has sole voting and dispositive power over 1,817,688 shares of Common Stock. GP Management has sole voting and dispositive power over 5,733,816 shares of Common Stock. No Reporting Person has additional shared voting or dispositive power over any shares of Common Stock.
Transactions in the class effected during the past sixty days:
On December 1, 2025, 132,639 restricted stock units held by Mr. Archos vested, with 32,299 of the shares of Common Stock issuable in settlement thereof withheld by the Issuer for tax withholding purposes, resulting in 100,340 net shares of Common Stock being issued to Mr. Archos.

Other than as disclosed in this Schedule 13D/A, none of the Reporting Persons have effected any transactions in the Common Stock in the 60 days preceding the date hereof.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: In the Prior Schedule the Reporting Persons reported that, pursuant to the Loan Agreement, the lenders under the Loan Agreement held a security interest in 2,500,000 shares of Common Stock held by Archos Capital. All obligations under the Loan Agreement were paid in full and on January 8, 2026, such security interest was released and terminated. Additionally, loans made by Mr. Archos as lender as previously disclosed in the Prior Schedule were paid in full, and the security interests Mr. Archos held in shares of Common Stock of the borrowers thereunder are no longer in effect.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: EX 1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Amendment No. 2 to this Schedule 13D filed on September 18, 2023).

## Signatures
- Archos George Peter: /s/ George Archos, Archos George Peter (01/12/2026)
- Archos Capital Group, LLC: /s/ George Archos, George Archos/Member (01/12/2026)
- Copperstone Trust: /s/ George Archos, George Archos/Trustee (01/12/2026)
- GP Management Group, LLC: /s/ George Archos, George Archos/Manager (01/12/2026)